

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 22, 2007

Mr. Tony Ricci
Chief Financial Officer
Petaquilla Minerals Ltd.
Suite 1820, 701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1K8

> **Re: Petaquilla Minerals Ltd.**
> **Form 20-F for Fiscal Year Ended January 31, 2006**
> **Filed May 8, 2006**
> **File No. 000-26296**

Dear Mr. Ricci:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended January 31, 2006

Risk Factors, page 12

1.   You disclose on page 14 that the expanded Panama Canal Watershed designation could affect development. Please provide a more detailed explanation of the impacts that this development could have on your concessions.

Property, Plant and Equipment, page 27

Petaquilla Property, Panama, page 27

2.   We note that your disclosure about the Petaquilla property is very detailed, and duplicative in many instances, having a mixture of results of several studies conducted on of the property, some oriented to the copper deposits at various levels of engineering complexity, and some concerning the Molejon gold deposit. We also note that you disclose several mineral resource and reserve estimates for the Petaquilla project that were developed at various times. To clarify your disclosure, please remove:

•   All resource or reserve estimates for the Petaquilla copper deposits except the most recent estimate you have available that is based on the final feasibility study.

•   The non-material and very detailed descriptions. Please summarize your disclosure, while focusing on material information.

•   Detailed exploration information for the Molejon property, particularly the detailed drill hole information.

Please clarify the status of the project and your situation in the disclosure. Please ensure that you state your intentions and priorities, with some indication of a timeline that is current upon filing your report.

Controls and Procedures, page 80

3.   We note you concluded that your disclosure controls and procedures were adequate. Please revise your disclosure to conclude on the effectiveness of your disclosure controls and procedures, to comply with Item 15 (a) of Form 20-F.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief